Opt-Sciences Corporation

Annual Report

2010











March 9, 2011
To Our Stockholders,

The Company finished Fiscal Year 2010 with net sales of $4,899,983, an increase of $18,672 or less than 1% from Fiscal 2009. Net income of $460,650 or $0.59 per share for Fiscal 2010 increased approximately 70% from $271,780 or $0.35 per share for Fiscal 2009. Our backlog of unshipped orders stood at $2,412,000 at the end of Fiscal Year 2010, up $1,393,000 from the end of Fiscal Year 2009 and up $211,000 from the end of the third quarter.

In fiscal 2011, first quarter net sales were $1,826,000, up $1,062,000 from first quarter of fiscal 2010. Net sales also increased 8.3% from the fourth quarter of 2010. The past three quarters have shown a steady increase in sales partly as a result of a modest improvement in our markets, but primarily because one of our major customers accumulated substantial additional inventory in advance of a manufacturing site change from Japan to Taiwan. As a result, I anticipate that our sales will decline over the balance of this fiscal year as this major customer suspends further purchases, while implementing the manufacturing site change.

Our backlog at the end of the first quarter was $1,956,000, down about $456,000 from the end of Fiscal 2010. I expect that our backlog will continue to decline during the course of the year, until our major customer places new orders with us. Based on our current evaluation of our customers and the market place, we expect that net sales for Fiscal 2011 will be similar to those for Fiscal 2010.


The aerospace industry is still feeling the effects of the global economic downturn especially in the regional jet and business jet markets. Although some trends are positive, the future demand for the Company's anti-glare products used on new commercial and business aircraft is difficult to predict. For example, regional jet production continued to decline in 2010 dropping to less than 100 from over 200 in 2008. On the commercial aircraft side, Boeing elected not to reduce output of its 737 Next Generation and its 777 airplanes in 2010. In fact, Boeing has planned to increase output of both planes starting early 2012. The Company currently provides display glass for the majority of displays in these two airplanes. Over the next two years, the 737 is expected to be re-designed in an effort to compete more successfully with the Airbus 320-NEO. Production of such aircraft is likely to begin in 2013. The instrument displays in the new aircraft are likely to be 15.4" wide and there is no certainty that our Company will be selected to manufacture the cover glass for them. The Company also supplies display glass products used on long range business jets like the Gulfstream and Dassault Falcons. Gulfstream is expected to produce slightly fewer large cabin aircraft in 2011 than 2010. Although output in this market is down since 2008, it is expected to bottom out either this year or next. Fortunately, it has not been hit quite as hard as the light and medium range business jet market. The military market, although a much smaller percentage of sales than the other two, continues at a steady pace. Future business growth in this segment is dependent on our ability to increase our conductive coating capability and persuade our customers to qualify our glass products for new military applications.

Our annual meeting of stockholders this year will be held at 2:30 p.m. on Thursday, March 24 at 560 E. Lancaster Avenue, Suite 108, St. Davids, PA 19087. I look forward to having you join us.




Sincerely,

OPT- SCIENCES CORPORATION

/s/ Anderson L. McCabe
Anderson L. McCabe
President


              OPT-Sciences Corporation and Subsidiary
                    Selected Financial Data

                               	      Fifty-three
             Fifty-two weeks ended    weeks ended   Fifty-two weeks ended
            October 30,  October 31,  November 1,  October 27,  October 28,
               2010         2009         2008         2007         2006

OPERATIONS

Net Sales    $4,899,983  $4,881,311   $6,748,691    $5,712,810  $4,265,396
Cost of
 goods sold   3,444,311   3,611,895    4,465,872     3,701,161   3,018,718

Gross profit
 on sales     1,455,672   1,269,416    2,282,819     2,011,649   1,246,678

Operating
 expenses       828,583     780,365    1,009,657       923,942     783,716

Net income
 from operatons 627,089     489,051    1,273,162     1,087,707     462,962

Other income     75,293     (17,557)     182,828       314,452     211,833

Other expenses        0           0            0             0           0
Income taxes    241,732     199,714      597,295       569,398     270,602

Net Income     $460,650    $271,780     $858,695      $832,761    $404,193


PER SHARE DATA

Weighted average
 of common
 shares		775,585     775,585      775,585       775,585     775,585

Net income(A)      0.59        0.35         1.11          1.07        0.52

Cash dividends     none        none         none          none        none

Stock dividends    none        none         none          none        none


BALANCE SHEET

Current assets 10,257,594   9,390,833   9,464,326    9,298,048   8,000,322

Current
 liabilities      515,433     260,053     592,998      723,662     308,824

Workin capital  9,742,161   9,130,780   8,871,328    8,574,386   7,691,498

Property, plant and
 equipment (net)  964,195   1,082,021     691,345      587,509     628,238

Total assets   11,224,626  10,475,691  10,400,575    9,888,394   8,631,397

Stockholders'
 equity        10,709,193  10,215,638   9,807,577    9,164,732   8,322,573























              OPT-Sciences Corporation and Subsidiary
      CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                             Contributions                           Accumulated
                              in Excess   Retained                     Other
                      Common     of       Earnings  Treasury Stock Comprehensive
             Total     Stock  Par Value  (Deficit)  Shares   Amount    Income




Balance,
 October 29,
 2005    $7,876,697 $250,000 $272,695 $ 7,573,422 224,415 $(187,218) $(32,202)
Income Year
ended
October 26,
2006        404,193        0        0     404,193       0         0         0
Unrealized
holding
gains        41,683        0        0           0       0         0    41,683
Balance,
 October 26,
 2006     8,322,573  250,000  272,695   7,977,615 224,415  (187,218)    9,481
Income Year
ended
October 27,
2007        832,761        0        0     832,761       0         0         0
Unrealized
holding
gains         9,398        0        0           0       0         0     9,398
Balance,
 October 27,
 2007     9,164,732  250,000  272,695   8,810,376 224,415  (187,218)   18,879
Income Year
ended
November 1,
2008        858,695        0        0     858,695       0         0         0
Unrealized
holding
losses     (215,850)       0        0           0       0         0  (215,850)
Balance,
 November 1,
 2008     9,807,577  250,000  272,695   9,669,071 224,415  (187,218) (196,971)
Income Year
ended
October 31,
2009        271,780        0        0     271,780       0         0         0
Unrealized
holding
gains       136,281        0        0           0       0         0   136,281
Balance,
 October 31,
 2009    10,215,638  250,000  272,695   9,940,851 224,415  (187,218)  (60,690)
Income Year
ended
October 30,
2010        460,650        0        0     460,650       0         0         0
Unrealized
holding
gains        32,905        0        0           0       0         0    32,905
Balance,
 October 30,
 2010   $10,709,193  250,000  272,695 $10,401,501 224,415 $(187,218) $(27,785)






BUSINESS
Opt-Sciences Corporation, formed in 1956, conducts its business through its wholly owned subsidiary, O & S Research, Inc. Both companies are New Jersey corporations. As used in this Annual Report, the terms 'Company', "we" or "our" refer to the combined operations of Opt-Sciences Corporation and O & S Research, Inc. Our principal business is to provide anti-glare and transparent conductive optical coatings on glass used primarily to cover instrument panels in aircraft cockpits. We also provide full glass cutting, grinding and painting operations which augment our optical coating capabilities. Most of our products are designed to enable pilots to read aircraft instruments in direct sunlight or at night or in covert situations using appropriate night vision filters. This is a niche business primarily dependent on the needs of new and used aircraft for initially installed parts, spare parts, replacements and upgrades. It requires custom manufacturing of small lots of products to satisfy specific requirements identified by our customers.

The Company's business is highly dependent on a robust commercial, business, and regional aircraft market; to a lesser degree, it is also dependent on the military aircraft market. We generally have a four to twelve week delivery cycle depending on product complexity, available plant capacity and required lead time for specialty raw materials such as polarizers or filter glass. Our sales tend to fluctuate from quarter to quarter because all orders are custom manufactured, and customer orders are generally scheduled for delivery based on our customer's need date, not on our ability to make shipments. Since the Company has two customers that together represent approximately 69% of sales, any significant change in the requirements of either of those customers has a direct impact on our revenue for any given quarter. When one of these customers accelerates or defers a sizable order, sales for the following quarters may be adjusted as the customer reevaluates its needs. One of our largest customers has recently placed significantly higher levels of orders, as it transitions its primary manufacturing facilities to a new location. That customer plans to reduce future orders substantially as the transition process is concluded.

The distinguishing characteristic of our business is our optical thin film coating capability. Almost all products which we offer incorporate an optical coating of some type. Our primary coatings are for aircraft cockpit display applications and consist of our anti-reflection coating used for glare reduction and our transparent conductive coating used for electromagnetic interference shielding. We apply either or both coatings to different types of glass face plates which are usually mounted on the front of liquid crystal displays (LCDs), cathode ray tubes (CRTs), light emitting diode displays
(LEDs) and electromechanical displays (EMDs). In addition to the coated glass described above, we also offer a full range of other specialty instrument glass, including circular polarizers, touchpads, glass sandwiches for LCDs and other custom designed specialty glass components and assemblies.

In Fiscal Year 2010, we hired 6 production employees as sales increased over the course of the year. For Fiscal Year 2011, we expect overall sales to match Fiscal Year 2010, beginning with a very strong first quarter followed by weaker subsequent quarters. We continue to see potential for growth in our conductive coating business which is used primarily, but not exclusively, on military platforms. We expect the anti-reflective coating market to remain at current levels. We believe our future success is contingent on the timely increase of our capacity to provide conductive coatings, satisfying the needs of our current customers, securing new customers, developing new products and providing adequate staff and facilities to meet our requirements. Accordingly, we will continue to review possible plans for increasing capacity and facility size so we will be better positioned when the inevitable financial recovery occurs.

Our principal sales executive is our President, who maintains regular contact with the largest customers and continually seeks to develop new customers. We do not currently employ the services of manufacturer's representatives or sales personnel. O & S Research, Inc. and our products are listed in the Thomas Register. We also maintain sales websites at osresearch.com and optsciences.com. We engage in a low cost public relations and advertising program. Purchasing personnel of major corporations or governmental agencies place orders with us, based on price, delivery terms, satisfaction of technical specifications and quality of product. Procurement departments of customers ordinarily purchase products from us because we are on an approved vendor list. We enhance sales prospects by providing creative technical solutions to customer requirements.
We are currently an approved vendor for several major aircraft programs. We continue to be a major supplier for the anti-glare face plates covering the flat panel displays on the Boeing 777 and the 737 Next Generation models of commercial aircraft, the long range Gulfstream and Dassault Falcon business jets and the Embraer E series regional aircraft. We are also an approved vendor for instrument glass used on several military aircraft platforms including the C5 Galaxy and the C130. In Fiscal 2010, we derived approximately 69% of our revenues from two major customers. The loss or permanent curtailment of business with either of these companies would have a negative impact on our operating results. Boeing's production of the 787 is not expected to increase our future revenues because its cockpit displays are expected to be provided by RockwellCollins, a company that currently purchases its instrument glass requirements for the 787 from one of our competitors.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our Common Shares are not listed on an established public trading market, but are quoted by the Pink Sheets, in the non-NASDAQ over-the-counter market. The symbol for our Shares is OPST. Only limited and sporadic trading occurs. Subject to the foregoing qualification, the following table sets forth the range of bid quotations, for the calendar quarter indicated, as quoted by Pink Sheets LLC., and reflects inter- dealer prices, without retail mark up, mark down or commission and may not necessarily represent actual transactions.

        Fiscal 2009     Bid Price         Fiscal 2010     Bid Price
        1st Quarter    $5.55 - $8.50      1st Quarter   $ 8.35 - $11.25
        2nd Quarter    $5.25 - $6.36      2nd Quarter   $10.11 - $11.70
        3rd Quarter    $5.68 - $7.17      3rd Quarter   $10.05 - $11.61
        4th Quarter    $7.17 - $9.00      4th Quarter   $10.05 - $14.50


As of December 31, 2010 the closing bid for the Common Stock was $11.95. The closing ask price was $13.25. The Company had 828 stockholders of record of its Common Stock as of December 31, 2010. This does not include the additional beneficial owners of our common stock who held their shares in street name as of that date.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Company does not have any equity compensation plan in place and did not issue any equity securities to any person during Fiscal Year 2010.

DISTRIBUTIONS

We did not declare or pay any dividend on our Common Stock during Fiscal Year 2010 and, although there is no prohibition on payment of dividends, we do not anticipate the payment of dividends on our Common Stock in the foreseeable future.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

This Management's Discussion and Analysis as of October 30, 2010 should be read in conjunction with the audited condensed consolidated financial statements and notes thereto set forth in this report. It may also contain forward looking statements. We make statements in this Annual Report regarding our outlook or expectations for earnings, revenues, expenses and/or other matters regarding or affecting our Company that are forward-looking statements within the meaning of the Private Securities Litigation Reform act. Forward-looking statements are typically identified by words such as 'believe,' 'expect,' 'anticipate,' 'intend,' 'outlook,' 'estimate,' 'forecast,' 'project' and other similar words and expressions.

Forward-looking statements are statements subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made. We do not assume any duty and do not undertake to update our forward-looking statements. Actual results or future events could differ, possibly materially, from those that we anticipated in our forward-looking statements, and future results could differ materially from our historical performance.

We provide greater detail regarding these factors in our Form 10-K for the year ended October 30, 2010, particularly in the Risk Factors section.
Our forward-looking statements are subject to the following principal risks and uncertainties, many of which are not within the Company's control, such as:

*	The market price of our common stock may fluctuate significantly;
*	Any continuation of weakness in the global economy will have negative implications for our Company;
*	Significant quarterly fluctuations in backlog and orders challenge the Company to adjust the scale of its activities to the demand for its products;
*	Our product offerings are concentrated;
*	Our revenues come from a limited number of customers, with
approximately 69% of sales arising from two customers;
*	For a major portion of our business, we rely on raw materials manufactured in Japan. An interruption of supplies from Japan would have a significant impact on sales;
*	The Company purchases raw materials overseas;
*	Our success depends on the efforts and expertise of our President,
Anderson L. McCabe. He is our chief executive officer, our chief financial officer and our principal marketing officer. His death, disability or termination of employment would adversely affect the future of our Company;
*	The market for our products is very competitive;
*	Purchase orders and specifications from our customers may include extensive product warranties and contractual undertakings ;
*	Our industry is also subject to significant risk from outside influences, such as terrorist attacks (9/11) and biological epidemics
(SARs , Avian flu outbreaks in Asia and political unrest in the
Middle East);
*	We are controlled by our major stockholder, the Arthur John Kania
Trust. The Arthur John Kania Trust, beneficially owns approximately 66% of our outstanding common stock. Such concentrated control of the Company may adversely affect the price of our common stock.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

LIQUIDITY AND CAPITAL RESOURCES.

We have sufficient liquidity and credit to fund our contemplated capital and operating activities through Fiscal 2011.

We continue to use our working capital to finance current operations, including equipment purchases, capital improvements, inventory, payroll and accounts receivable.

Our cash increased during Fiscal 2010 to $8,398,276 from $7,606,849 at the end of Fiscal 2009. This increase was due primarily to earnings from operations. Other income increased from the prior year primarily due to the reduction in realized losses on the sale of securities. Our total current assets increased $866,761 to $10,257,594 in Fiscal 2010 from $9,390,833 in Fiscal 2009.

Because of changes in the marketplace and an increasingly competitive environment, we believe it may be necessary to make future investments in new equipment and processes to compete successfully in the aerospace and commercial display markets.


RESULTS OF OPERATIONS: FISCAL YEAR 2010

NET SALES

Net sales of $4,899,983 for the Fiscal Year 2010 increased $18,672 or less than 1% from Fiscal 2009. This increase was due to the substantial increase in demand for our products in the second half of FY 2010 from the steep decline of the business and commercial jet market during FY 2009 and early 2010.

COST OF SALES

Cost of sales decreased $167,584 or 5% for Fiscal 2010 compared to Fiscal 2009. Cost of sales consists of costs to manufacture the products we ship and is comprised of raw materials, manufacturing direct labor and overhead expenses. The overhead portion of cost of sales is primarily comprised of salaries, medical and dental benefits, building expenses, production supplies, and costs related to our production, inventory control and quality departments.

OPERATING EXPENSES

Operating expenses for Fiscal 2010 were $828,583, an increase of $48,218 or approximately 6% from Fiscal 2009. Operating expenses include both general and administrative expenses and sales and delivery expenses. Our general and administrative expenses consist of marketing and business development expenses, professional expenses, salaries and benefits for executive and administrative personnel, hiring, legal, accounting, and other general corporate expenses.

OPERATING INCOME

Operating income increased $138,038 or approximately 28% to $627,089 in Fiscal 2010 from $489,051 in 2009. The increase from Fiscal 2009 is primarily due to the increase in productivity as sales rebounded from depressed levels.

OTHER INCOME

Other income for Fiscal Year 2010 was $75,293 compared to a loss of $17,557 for Fiscal Year 2009. This large improvement is mainly attributable to recognition of fewer capital losses from the Company's portfolio of marketable securities.

NET INCOME

Net income of $460,650 or $0.59 per share for Fiscal 2010 increased approximately 70% from $271,780 or $0.35 per share for Fiscal 2009 as a result of the factors described above.

BACKLOG OF ORDERS

Our backlog of unshipped orders stood at $2,412,100 at the end of Fiscal Year 2010, up $1,393,000 from the end of Fiscal Year 2009 and up $211,000 from the end of the third quarter.

RESULTS OF OPERATIONS: FISCAL YEAR 2009

Fiscal 2009 ended with net sales of $4,881,311 an decrease of approximately $1,867,380 or 28% over Fiscal 2008. The significant decrease in total sales for 2009 over 2008 was primarily due to a steep decline in demand for business aircraft which utilize instrumentation cover glass manufactured by the Company. Operating expenses, including selling expenses, were $780,365 for Fiscal 2009, a decrease of $229,292 or 23% from Fiscal 2008. Operating income decreased $784,111 or 78% to $489,051 in Fiscal 2009 from $1,273,162 in 2008. Other income resulted in a net loss of $17,557 primarily as a result of recognizing $148,269 in capital losses from the Company's portfolio of marketable securities. Net income after taxes of $271,780 or $0.35 per share for Fiscal 2009 decreased markedly from $858,695 or $1.11 per share for Fiscal 2008.



INFLATION

During the three year period that ended on October 30, 2010, inflation did not have a material effect on our operating results.




                      Opt-Sciences Corporation
                     CONSOLIDATED BALANCE SHEETS
The accompanying notes are an integral part of these financial statements

                              ASSETS
                               October 30, 2010   October 31, 2009

CURRENT ASSETS
    Cash and cash equivalents      $ 8,398,276        7,606,849
    Trade accounts receivable          684,313          594,167
    Inventories                        634,247          558,609
    Prepaid expenses                    25,406           13,482
    Loans and exchanges                 12,543           10,058
    Prepaid income taxes                   -0-          138,200
    Marketable securities              502,809          469,468
        Total current assets        10,257,594        9,390,833

PROPERTY AND EQUIPMENT
    Land                               114,006          114,006
    Building and improvements          606,244          606,244
    Machinery and equipment          2,134,804        2,094,592
    Small tools                         53,580           53,580
    Furniture and fixtures              17,712           10,438
    Office equipment                    76,742           82,651
    Automobiles                         71,211           71,211
       Total property and equipment  3,074,299        3,032,722
       Less accumulated depreciation 2,110,104        1,950,701
       Net property and equipment      964,195        1,082,021

OTHER ASSETS
    Deposits                             2,837            2,837

       Total assets                $11,224,626      $10,475,691



                      Opt-Sciences Corporation
                     CONSOLIDATED BALANCE SHEETS
The accompanying notes are an integral part of these financial statements

                LIABILITIES AND STOCKHOLDERS' EQUITY

                               October 30, 2010   October 31, 2009
CURRENT LIABILITIES
    Accounts payable - trade       $    84,317      $    41,761
    Accrued income taxes               124,500              -0-
    Accrued salaries and wages         154,993          112,636
    Accrued professional fees           81,138           69,695
    Deferred income taxes               66,205           33,651
    Other current liabilities            4,280            2,310
       Total current liabilities       515,433          260,053

 STOCKHOLDERS' EQUITY
    Common capital stock - par value
      $.25 per share - authorized
      and issued 1,000,000 shares      250,000          250,000
    Additional paid in capital         272,695          272,695
    Retained earnings               10,401,501        9,940,851
    Accumulated other comprehensive
      income:
    Unrealized holding (loss)
      on marketable securities         (27,785)         (60,690)
    Less treasury stock at cost -
      224,415 shares                  (187,218)        (187,218)
         Total stockholders' equity 10,709,193       10,215,638

    Total liabilities and
      stockholders' equity         $11,224,626      $10,475,691










                     Opt-Sciences Corporation
                 CONSOLIDATED STATEMENTS OF INCOME
The accompanying notes are an integral part of these financial statements

                         Fiscal Year Ended  Fiscal Year Ended
                          October 30, 2010   October 31, 2009
                             (52 weeks)         (52 weeks)

NET SALES                    $4,899,983        $4,881,311
COST OF SALES                 3,444,311         3,611,895
Gross profit on sales         1,455,672         1,269,416
OPERATING EXPENSES
  Sales & delivery               26,159            26,178
  General and administrative    802,424           754,187
    Total operating expenses    828,583           780,365
Operating income                627,089           489,051
OTHER INCOME (LOSS)              75,293           (17,557)
    Net Income before taxes     702,382           471,494
FEDERAL AND STATE  INCOME TAXES 241,732           199,714
    Net income                  460,650           271,780
EARNINGS PER SHARE OF
  COMMON STOCK                      0.59             0.35
Weighted average number
  of shares                     775,585           775,585







                            Opt-Sciences Corporation
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME The accompanying notes are an integral part of these financial statements


                                            Accumulated
                                            Other
             Common    Paid-in    Retained  Comprehensive  Treasury
             Stock     Capital    Earnings  Income         Stock      Total

BALANCE
NOVEMBER 2,
2008         $250,000  $272,695  $9,669,071  $(196,971)  $(187,218) $9,807,577

Net income
for fiscal
year ended
October 31,
2009                                271,780                            271,780

Unrealized
holding gains
on securities
arising during
period, net of tax
of $102,808     ______  ________   ________    136,281   _________     136,281

TOTAL COMPREHENSIVE INCOME                                             408,061

BALANCE
OCTOBER 31,
2009          $250,000  $272,695 $9,940,851  $ (60,690) $(187,218) $10,215,638

Net income for
fiscal year
ended October 30,
2010                                460,650                            460,650

Unrealized
holding gains
on securities
arising during
period, net of
tax of $24,823      _________ _______ _______   32,905    ________      32,905

TOTAL
COMPREHENSIVE
INCOME                                                                 493,555

BALANCE
OCTOBER 30,
2010         $250,000  $272,695 $10,401,501   $(27,785) $(187,218) $10,709,193







                        Opt-Sciences Corporation
                   CONSOLIDATED STATEMENTS OF CASH FLOWS
The accompanying notes are an integral part of these financial statements

                                    Fiscal Year Ended   Fiscal Year Ended
                                     October 30, 2010    October 31, 2009
                                         (52 weeks)         (52 weeks)

CASH FLOWS FROM OPERATING ACTIVITIES

Net income                              $   460,650             271,780
Adjustments to reconcile net income
  to net cash provided by
  operating activities:

  Depreciation                              159,403             192,821
  Loss on sale of securities                  4,166             148,269
  Deferred income taxes                       7,730              43,059
  Decrease (increase) in:
    Accounts receivable                     (90,146)            525,383
    Inventories                             (75,638)             52,571
    Prepaid expenses                        (11,924)              4,812
    Prepaid income taxes                    138,200            (138,200)
    Loans and exchanges                      (2,485)             (3,290)
  (Decrease) increase in:
    Accounts payable                         42,556            (161,521)
    Accrued income taxes                    124,500             (40,912)
    Accrued salaries and wages               42,357            (156,122)
    Accrued professional fees                11,443              19,195
    Other current liabilities                 1,970             (27,236)
    Net cash provided by operating
     activities                             812,782             730,609

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of property and equipment       (41,577)           (341,430)
  Purchases of securities                    (4,778)            (66,999)
  Proceeds from sale of securities           25,000             358,669
    Net cash (used) by investing activities (21,355)            (49,760)





                         Opt-Sciences Corporation
                  CONSOLIDATED STATEMENTS OF CASH FLOWS
The accompanying notes are an integral part of these financial statements


                                    Fiscal Year Ended   Fiscal Year Ended
                                     October 30, 2010    October 31, 2009
                                         (52 weeks)         (52 weeks)

Increase in cash                        $   791,427        $   680,849
Cash and cash equivalents
  at beginning of period                  7,606,849          6,926,000
Cash and cash equivalents
  at end of period                      $ 8,398,276        $ 7,606,849

SUPPLEMENTAL DISCLOSURES:
  Interest paid                                 -0-                -0-
  Income taxes paid                     $    50,611        $   335,767







                OPT-Sciences Corporation and Subsidiary
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -	Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of OPT-Sciences Corporation and its wholly owned subsidiary. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers certificates of deposit and debt securities purchased with a maturity of three months or less to be cash equivalents.

Line of Business and Credit Concentration

The Company, through its wholly owned subsidiary, is engaged in the business of applying anti-reflective, conductive and/or other coatings to the faceplates of instruments for aircraft cockpits. The Company grants credit to companies within the aerospace industry.

Accounts Receivable

Bad debts are charged to operations in the year in which the account is determined to be uncollectible. If the allowance method for doubtful accounts were used, it would not have a material effect on the financial statements.

Inventories

Raw materials are stated at the lower of average cost or market. Work in process and finished goods are stated at accumulated cost of raw material, labor and overhead, or market, whichever is lower. Market is net realizable value.






                OPT-Sciences Corporation and Subsidiary
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Marketable Securities

Marketable securities consist of debt and equity securities and mutual funds. Equity securities include both common and preferred stock.

The Company's investment securities are classified as 'available-for-sale'. Accordingly, unrealized gains and losses and the related deferred income tax effects when material, are excluded from earnings and reported as a separate component of stockholders' equity as accumulated other comprehensive income. Realized gains or losses are computed based on specific identification of the securities sold.

Property and Equipment

Property and equipment are comprised of land, building and improvements, machinery and equipment, small tools, furniture and fixtures, office equipment and automobiles. These assets are recorded at cost.

Depreciation for financial statement purposes is calculated over estimated useful lives of three to twenty-five years, using the straight-line method.

Maintenance and repairs are charged to expense as incurred.

Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Employee Benefit Plans

On October 1, 1998, the Company implemented a 401(k) profit sharing plan. All eligible employees of the Company are covered by the Plan. Company contributions are voluntary and at the discretion of the Board of Directors. Company contributions were $29,371 and $33,616 for the years ended October
30, 2010 and October 31, 2009, respectively.

Earnings per Common Share

Earnings per common share were computed by dividing net income by the weighted average number of common shares outstanding.

Revenue Recognition

The Company recognizes revenue from product sales in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 605, Revenue Recognition when products are shipped and risk of loss and title has passed to the customer.

Consideration of Subsequent Events

These financial statements were approved and authorized for issue by the Board of Directors on January 18, 2011.






               OPT-Sciences Corporation and Subsidiary
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - Inventories

Inventories


Inventories consisted of the
following:
                                            October 30,     October 31,
                                               2010            2009

Raw materials and supplies                   $175,014       $221,791
Work in progress                              334,370        182,607
Finished goods                                124,863        154,211


                                             $634,247       $558,609






NOTE 3- Marketable Securities

                                     Gross         Gross
                      Amortized    Unrealized    Unrealized    Fair
                         Cost        Gains          Losses     Value


October 30, 2010
 Common stock       $    28,578     $  1,284           -0-      29,862
 Preferred stock        237,567        5,834           -0-     243,401
 Mutual funds           285,409          -0-       (55,863)    229,546

                    $   551,554     $  7,118       (55,863)  $ 502,809


October 31, 2009
 Common stock       $    28,559          -0-        (4,952)     23,607
 Preferred stock        237,567          -0-       (25,279)    212,288
 Municipal bonds         40,000          -0-       (15,880)     24,120
 Mutual funds           269,816          -0-       (60,363)    209,453

                    $   575,942          -0-     $(106,474)  $ 469,468



Sales of securities available for sale during the years ended October 30, 2010 and October 31, 2009 were as follows:

                                       2010            2009

Proceeds from sales                $  25,000       $ 358,669

Gross realized gains               $     -0-       $  21,966

Gross realized losses              $   4,166       $ 170,235






               OPT-Sciences Corporation and Subsidiary
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 4 -	Income Taxes

The income tax expense of the Company consists of the following:


                                    2010               2009
Current tax expense:

 Federal                        $  172,191         $   92,990

 State                              61,811             63,665

 Total                             234,002            156,655

Deferred tax expense:

 Federal                            (1,638)            55,303

 State                               9,368            (12,244)

 Total                               7,730             43,059

Income Tax Expense              $  241,732         $  199,714

At October 30, 2010, the Company had a deferred tax asset of $114,179 and a deferred tax liability of $180,384, resulting in a net deferred tax liability of $66,205.

At October 31, 2009, the Company had a deferred tax asset of $159,792 and a deferred tax liability of $193,443, resulting in a net deferred tax liability of $33,651.

Deferred income taxes result from significant temporary differences between income for financial reporting purposes and taxable income. These differences arose principally from the use of accelerated tax depreciation and the carry forward of capital and net operating losses.

At October 30, 2010, the Company had capital loss carry forwards of $219,160 expiring in 2011 through 2016. All of these losses are deemed to be usable before expiration.

During the year, amended tax returns were filed for the years 2006 through 2008 to take advantage of tax deductions not available at the time when the returns were initially filed. As a result, the refunds received of $44,542 reduced the income tax expense for the period and caused the effective tax rate to drop from 42.4% to 33.9% for the years ended October 30, 2010 and October 31, 2009, respectively. Interest income was also recognized on these refunds of $1,253.






                OPT-Sciences Corporation and Subsidiary
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - 	Major Customers

Two customers accounted for $3,359,604 of net sales during the year ended October 30, 2010. The amount due from these customers, included in trade accounts receivable, was $525,457 on October 30, 2010.

Two customers accounted for $3,044,045 of net sales during the year ended October 31, 2009. The amount due from these customers, included in trade accounts receivable, was $386,877 on October 31, 2009.

NOTE 6 -	Concentration of Credit Risk of Financial Instruments

The Company has various demand and time deposits with financial institutions where the amount of the deposits exceeds the federal insurance limits of the institution on such deposits. The maximum amount of accounting loss that would be incurred if an individual or group that makes up the concentration of the deposits failed completely to perform according to the terms of the deposit was approximately $7,500,000 on October 30, 2010.

NOTE 7 - 	Related Party Transactions

During fiscal years 2010 and 2009, the Company incurred legal fees of $52,500 and $47,500, respectively to the firm of Kania, Lindner, Lasak and Feeney, of which Mr. Arthur Kania, a shareholder and director, is senior partner.
Of the legal fees, $52,500 and $47,500 were included in accounts payable at October 30, 2010 and October 31, 2009, respectively.


NOTE 8 - 	Fair Value Measurements

Effective January 1, 2008, the Company adopted FASB ASC Topic 820, Fair
Value Measurements and Disclosures, which, among other things, requires enhanced disclosures about assets and liabilities carried at fair value.
FASB ASC Topic 820 establishes a hierarchal disclosure framework associated with the level of pricing observability utilized in measuring assets and liabilities at fair value. There are three broad levels defined by FASB
ASC Topic 820 hierarchy.  The Company only has assets and liabilities falling under level I, in which quoted prices are available in active markets for identical assets or liabilities as of the reported date. See Note 3 above.







 Report of Independent Registered Public Accounting Firm


To Stockholders and Board of Directors
OPT-Sciences Corporation

We have audited the accompanying consolidated balance sheets of OPT-Sciences Corporation and Subsidiary as of October 30, 2010 and October 31, 2009 and the related statements of operations, stockholders' equity and comprehensive income and cash flows for each of the fiscal years in the two year period ended October 30, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of OPT-Sciences Corporation and Subsidiary as of October 30, 2010 and October 31, 2009 and the consolidated results of their operations and their cash flows for each of the fiscal years in the two year period ended October 30, 2010 in conformity with U.S. generally accepted accounting principles.



Goff, Backa, Alfera & company, LLC
Pittsburgh, Pennsylvania

January 25, 2011



OPT-SCIENCES CORPORATION
P.O. Box 221
Riverton, New Jersey  08077-0221
Tel 856-829-2800
Fax 856-829-0482
optsciences.com


OFFICERS:

Anderson L. McCabe				President, CEO and CFO

Arthur J. Kania					Secretary







DIRECTORS:

Anderson L. McCabe				President of the Company

Arthur J. Kania					Senior Partner of Kania, Lindner, Lasak & Feeney

Arthur J. Kania, Jr.				Principal of Tri-Kan


TRANSFER AGENT:

StockTrans, Inc.
       44 West Lancaster Avenue
Ardmore, Pennsylvania  19003
       stocktrans.com


ATTORNEYS:
Kania, Lindner, Lasak & Feeney
Suite 108, 560 E. Lancaster Avenue
St.Davids, Pennsylvania  19087


AUDITORS:
Goff, Backa, Alfera & Company, LLC
       3325 Saw Mill Run Blvd.
       Pittsburgh, Pennsylvania  15227-2736
gbaco.com


CORPORATE HEADQUARTERS:

	STREET ADDRESS:			1912 Bannard Street
       Cinnaminson, New Jersey  08077-0221

	MAILING ADDRESS:			PO Box 221
       Riverton, New Jersey  08077-0221

EMAIL ADDRESS:			investor.relations@optsciences.com